JAKKS Pacific, Inc.

2951 28th Street

Santa Monica, California

(424) 268-9444

October 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Susan Block and Ms. Laura Nicholson

Re:	Acceleration Request

JAKKS Pacific, Inc.

Registration Statement on Form S-3

(File No. 333-233665)

Dear Ms. Block and Ms. Nicholson:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, JAKKS Pacific, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-233665) (the “Registration Statement”) be accelerated so that it will become effective no later than 9:00 a.m. Washington, D.C. time on Wednesday, October 30, 2019, or as soon thereafter as practicable.

The Company confirms that:

(i)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Please contact the undersigned at (424) 268-9444 or Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 if there are any questions regarding this matter.

[Signature Page Follows]

Sincerely,

JAKKS Pacific, Inc.

By:	/s/ Stephen G. Berman
Name: Stephen G. Berman
Title: Chief Executive Officer